DM

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

S 18006235

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69090

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLCO ADVISORS, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue 16th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Chizak 212-416-5833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Timothy Chizak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLCO ADVISORS, LP, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

CARMEN WOO
NOTARY PUBLIC-STATE OF NEW YORK
No. 02WO6325956
Qualified in New York County
My Commission Expires 6/8/2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm

To the Partners
Millco Advisors, LP

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Millco Advisors, LP (the Partnership) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Partnership's auditor since 2013.

New York, New York
February 28, 2018

Millco Advisors, LP

Statement of Financial Condition
December 31, 2017

ASSETS	
Cash	$ 21,406,905
Accounts receivable, net	967,157
Total assets	$ 22,374,062
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 116,463
Due to parent	174,440
Deferred revenue	256,134
Total liabilities	547,037
Partners' capital	21,827,025
Total liabilities and partners' capital	$ 22,374,062

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Millco Advisors, LP (the "Partnership") is a limited partnership company established in the state of Delaware. Millco Advisors GP, LLC (the "General Partner") and Millstein & Co., L.P. (the "Limited Partner" or "Parent") are the two original partners.

The Partnership is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership is also registered as a municipal advisor with the SEC and the Municipal Securities Rulemaking Board. The Partnership provides investment banking and advisory services, with a primary focus on corporate restructurings. As part of its advisory services, the Partnership may also act as an investment banker to issuers of unregistered offerings, commonly referred to as private placements.

The Partnership does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from the provision of Rule 15c3-3 of the SEC based on paragraph (k)(2)(i) of the rule.

Note 2. Significant Accounting Policies

A summary of the Partnership's significant accounting policies follows:

Basis of Accounting: The financial statements of the Partnership are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash: Cash consists of funds in a checking and savings account, held at one financial institution, which may exceed federally insured limits during the year. However, the Partnership does not believe that this results in any significant credit risk.

Accounts Receivable: Accounts receivable are recorded when revenue is recognized and are presented in the balance sheet net of the allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Partnership's historical experience, the existing economic conditions, and the financial stability of its customers. The Partnership believes no allowance for doubtful accounts is necessary as of December 31, 2017.

Securities Owned, at Fair Value: The Partnership's securities owned are recorded at fair value or at amounts that approximate fair value pursuant to Financial Accounting Standards Board (the "FASB") Accounting Standard Codification ("ASC") Topic 820, *Fair Value Measurement,* which among other things requires enhanced disclosures about financial instruments carried at fair value.

Note 2. Significant Accounting Policies (Continued)

Deferred Revenue: Deferred revenue represents the receipt of transaction or other fees in advance of the date on which the fees are earned. The Partnership subsequently recognizes the deferred revenue as advisory fee revenue when the conditions to earning the fees have been satisfied.

Income Taxes: The Partnership is a disregarded entity for tax purposes. The Parent is treated as a partnership for federal and state income tax purposes whereby the tax attributes of the Partnership pass through to and are reported on the Parent's partners' tax returns. As a result, the Partnership may be required to make distributions to the Parent for tax distributions. The Parent is subject to New York City unincorporated business tax ("UBT"), which is imposed on the taxable income of any active trade or business carried on in New York City.

The FASB ASC Topic 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current period. For the year ended December 31, 2017, management has determined that there are no uncertain tax positions.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Recent Accounting Pronouncements: In February 2016, the FASB issued accounting guidance that supersedes the leasing guidance in FASB ASC Topic 840, *Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership continues to evaluate the effect of adopting this guidance on the statement of financial condition.

Note 3. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital may not exceed 15 to 1. As of December 31, 2017, the Partnership's net capital was $20,859,868 which was $20,840,474 in excess of its required net capital. The Partnership's ratio of aggregate indebtedness to net capital was .01 to 1 as of December 31, 2017. The net capital rule may effectively restrict distributions to the Partners.

Note 4. Related Party Transactions

The Partnership and the Parent have an Administration and Expense Sharing Agreement (the "Expense Sharing Agreement"). Expenses incurred by the Parent that are directly related to the Partnership's activities such as employees, facilities and other expenses are allocated to the Partnership. As of December 31, 2017, the Partnership owed $174,440 to the Parent in accordance with such Expense Sharing Agreement.

Note 5. Concentration of Credit Risk

The Partnership is subject to concentration of credit risk with respect to its accounts receivable. The Partnership had one client account for approximately 69% of its accounts receivable at December 31, 2017.

Note 6. Subsequent Events

The Partnership has evaluated events and transactions for potential recognition and/or disclosure through the date the financial statements were issued, and has determined there were no subsequent events requiring recognition or disclosure in the financial statements, except for distributions to its Parent both in the amount of $500,000 on January 26, 2018 and February 26, 2018.

Millco Advisors, LP

Statement of Financial Condition

December 31, 2017

This report is filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a PUBLIC document.